July 11, 2001


VIA FACSIMILE (202) 942-9528
AND VIA EDGAR
-------------------------------------

Michael Pressman
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-5
Washington, D.C.  20549

         Re:      Peppermill Capital Corporation
                  File No. 333-41026

Dear Mr. Pressman:

     We hereby are withdrawing the Post-Effective Amendment No. 1 to the Form S-4 Registration Statement of Peppermill Capital Corporation filed on June 26, 2001, as the Post-Effective Amendment No. 1 cannot be used to register additional shares. We will revise and refile the Post-Effective Amendment No. 1 as of today's date.


     Please do not hesitate to call should you have any questions.

                                                      Very truly yours,



                                                      /s/ John M. Klimek
JMK/db